UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-251338).

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Notice of Meeting
99.2	Notice and Access Notification
99.3	2021 Management Information Circular
99.4	Financial Statement Request Form
99.5	Form of Proxy
99.6	Virtual AGM User Guide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

April 15, 2021